UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Explanatory Note

On May 15, 2024, Lilium N.V. (“Lilium”) published a press release announcing that the Federal Government of Germany and the Free State of Bavaria commissioned KfW, the state development bank in Frankfurt, to conduct due diligence on Lilium as part of the customary state support process. Once the diligence is completed and results satisfactory, Lilium expects to receive guarantees from the Federal Government and the Free State of Bavaria as security for a KfW loan that Lilium targets will be a minimum of €100 million. However, the exact amount of such loan is yet to be determined. Lilium has accumulated an order pipeline of over 780 Lilium Jets, including binding orders and memoranda of understanding from operators in the United States, South America, Europe, Asia, and the Middle East. Lilium anticipates that securing a KfW loan will bolster its efforts to achieve its stated business objectives. The timing and outcome of this due diligence exercise will depend on a number of variables, many of which are outside of Lilium’s control. There can be no assurances that the due diligence will be completed to the satisfaction of KfW or that this process will result in any loan guarantees or other federal or state support in Germany being provided to Lilium.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The first paragraph of the Explanatory Note above are hereby incorporated by reference into the Company’s registration statements on the Forms F-3 filed with the SEC on May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333- 267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the Exhibit attached hereto contain certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding: (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model; (ii) the markets and industry in which the Lilium Group operates or intends to operate, including the estimated potential size of the global eVTOL market; (iii) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, including the Lilium Jet’s entry into service; (iv) Lilium’s order pipeline and the prospect of such orders resulting in future sales of Lilium Jets if and when type certification is achieved; and (v) the timing and outcome of open-end due diligence commissioned by the Federal Government of Germany and the possibility of any related state development bank loans. These forward-looking statements generally are identified by the words “anticipate,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “plan,” “target,” “will,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibit attached hereto include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
	Name:	Klaus Roewe
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release dated May 15, 2024 – Lilium welcomes KfW Due Diligence Undertaking